Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the "Company") will be held at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Thursday, May 21, 2015 at 10:00 a.m. (Vancouver time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2014, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.	To determine the number of directors at six.

2.	To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3.	To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors.

4.	To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

5.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Only registered shareholders at the close of business on April 1, 2015 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 19, 2015 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-734-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2014 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

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DATED at Vancouver, British Columbia, this 10th day of April, 2015.

ON BEHALF OF THE BOARD OF DIRECTORS

OF FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer

President and Chief Executive Officer

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